PRESS RELEASE                               UNILAB CORPORATION
                                            (AMEX:ULB)
                                            18448 Oxnard Street
                                            Tarzana, CA 91356
                                            www.Unilab.com

                                            For Further Information:
                                            Melissa Mahoney
                                            Phone: (818) 758-6607
                                            e-mail: IRelations@Unilab.com


IMMEDIATE RELEASE
November 9, 1999



               UNILAB CORPORATION ANNOUNCES THIRD QUARTER RESULTS


TARZANA, CA, November 9, 1999 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the quarter ended September 30, 1999 were $76.2 million versus $53.2 million in the same period last year. The Company reported net income for the quarter of $17.9 million, or $0.36 per diluted common share, compared to net income of $3.1 million, or $0.07 per diluted common share in the same period last year. Without the benefit of a reduction in the valuation allowance recorded against the Company's deferred tax assets, net income for the third quarter of this year would have been $5.9 million, or $0.13 per diluted common share.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $13.0 million for the quarter, or 17.0% of sales, compared to $8.2 million, or 15.5% of sales, for the same period last year.

For the first nine months, revenues were $213.5 million compared to $162.0 million during the same period last year. Net income was $29.9 million, or $0.63 per diluted common share, compared to net income of $9.6 million, or $0.22 per diluted common share in the prior year. Without the reduction in the valuation allowance recorded against the Company's deferred tax assets, net income for the first nine months of this year would have been $18.0 million, or $0.39 per diluted share. EBITDA was $37.0 million, or 17.3% of sales (excluding the effect of a $600 thousand legal charge recorded in the second quarter), compared to $25.4 million, or 15.7% of sales in the same period last year.

Revenue growth of 43.4% in the third quarter versus the same quarter of 1998 was due to a 34.7% increase in volume, with the remaining 8.7% increase due to pricing. Year to date, revenue growth of 31.8% versus the first nine months of 1998 was attributed to a 25.3% increase in volume, with a 6.5% increase due to pricing. Exclusive of the business associated with the Company's Meris and Bio-Cypher acquisitions, pricing per specimen increased 7.6% and volume increased 4.6% for the third quarter, and pricing per specimen increased 5.1% and volume increased 4.0% for the nine month period of 1999.

As previously announced, Unilab has entered into a definitive merger agreement with UC Acquisition Sub, Inc., an affiliate of Kelso & Company to be acquired by Kelso. The transaction is subject to shareholder approval at a special meeting of shareholders on November 23, 1999, and is expected to close shortly thereafter.

Unilab also announced that, on November 5, 1999, a purported class action, Bond Opportunity Fund et al. v. Unilab Corporation et al. (99 Civ. 11074) (LAP), was filed in the United States District Court for the Southern District of New York against Unilab and its Board of Directors. The action seeks to enjoin the special meeting of stockholders scheduled for November 23, 1999 to approve the pending merger with an affiliate of Kelso and seeks unspecified compensatory damages. The complaint alleges that the defendants breached their fiduciary duties in approving the merger agreement with UC Acquisition Sub and alleges that stockholder approval is being sought on the basis of a misleading proxy statement in violation of the federal proxy rules. Unilab and the other defendants are scheduled to file with the court on November 11, 1999 a motion to dismiss the complaint and their opposition to plaintiffs' motion for a preliminary injunction. A hearing on the motion to dismiss and preliminary injunction motion is scheduled for November 17, 1999. Unilab believes the claims asserted in the complaint to be without merit and that there is no basis for an injunction.

The statements in this press release that are not historical facts or information may be deemed to be forward looking statements. Each of the above forward looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1998 Form 10-K.

Unilab Corporation is the largest provider of laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose, and Sacramento, and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at: www.unilab.com.



                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)
                                   (Unaudited)


                                                        Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                             1999            1998            1999           1998

Revenue                                                    $76,210         $53,160         $213,496       $162,046

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                            22,940          16,255           63,226         49,645
    Supplies                                                11,307           7,480           30,653         22,585
Other Operating Expenses                                    18,855          13,075           53,254         39,404
                                                            ------          ------           ------         ------
                                                            53,102          36,810          147,133        111,634
Legal Charge                                                 -               -                  600
-
Amortization and Depreciation                                3,062           1,848            7,189          5,774
Selling, General and Administrative Expenses                10,120           8,132           29,323         24,990
                                                            ------           -----           ------         ------

    Total Operating Expenses                                66,284          46,790          184,245        142,398

Operating Income                                             9,926           6,370           29,251         19,648

Third Party Interest, net                                  (3,978)         (3,308)         (11,244)       (10,068)
                                                           -------         -------         --------       --------

Income Before Income Taxes                                   5,948           3,062           18,007          9,580
Tax Benefit                                                 11,904          -               11,904         -
                                                            ------        --------          -------      ---------

Net Income                                                 $17,852          $3,062          $29,911         $9,580
                                                           =======          ======          =======         ======

Preferred Stock Dividends                                      $33             $33              $99            $99

Net Income Available to Common
   Stockholders                                            $17,819          $3,029          $29,812         $9,481
                                                           =======          ======          =======         ======

Earnings per Share:
    Basic                                                    $0.42           $0.07            $0.72          $0.22
    Diluted                                                  $0.36           $0.07            $0.63          $0.22


EBITDA                                                     $12,988          $8,218          $36,439        $25,422

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

                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)

                                                                     September 30                December 31,
                                                                         1999                        1998
                                                                      (Unaudited)

Cash and Cash Equivalents                                                $25,753                   $20,137
Restricted Cash                                                            5,497                       -
Accounts Receivable, net                                                  55,830                    41,326
Other Current Assets                                                       6,316                     4,100
                                                                           -----                     -----
Total Current Assets                                                      93,396                    65,563

Property and Equipment, net                                               13,009                    11,277

Deferred Tax Asset                                                        16,558                         -

Goodwill, net                                                             83,347                    56,949

Other Intangible Assets, net                                               1,922                     2,370

Other Assets                                                               5,168                     6,301
                                                                           -----                     -----

Total Assets                                                            $213,400                  $142,460
                                                                        ========                  ========

Total Current Liabilities                                                $35,335                   $22,631

Long-Term Debt, net of current portion                                   160,778                   137,170

Other Liabilities                                                          5,251                     4,026

Total Shareholders' Equity (Deficit)                                      12,036                  (21,367)
                                                                          ------                  --------

Total Liabilities and Shareholders' Deficit                             $213,400                  $142,460
                                                                        ========                  ========
